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                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                                (Amendment No. 3)

                             Atlantis Plastics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, Par Value $.10
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    049156102
                                ----------------
                                 (CUSIP Number)

                                 Anthony F. Bova
                           c/o Atlantis Plastics, Inc.
                          1870 The Exchange, Suite 200
                             Atlanta, Georgia 30339
                                 (800) 497-7659
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               December 15, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO.    049156102
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Anthony F. Bova
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS* (See Instructions)
 4
      See Item 5 herein.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            413,400
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             35,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             413,400
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          35,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      448,400
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

Preliminary Statement

     This Amendment No. 3 amends the Schedule 13D filed by Anthony F. Bova (the "Reporting Person") with the Securities and Exchange Commission on June 26, 1998, and as amended by Amendment No. 1 thereto on February 5, 1999 and Amendment No. 2 thereto on December 7, 1999 (as amended, the "Schedule 13D"), relating to the Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), of Atlantis Plastics, Inc. (the "Issuer"). This Amendment is being filed by the Reporting Person to reflect the automatic vesting of stock options that will occur within 60 day of December 31, 2001 of which underlying shares of Class A Common Stock the Reporting Person is deemed to be the beneficial owner pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the "Act"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

     Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer

     (a) As of the date hereof, the Reporting Person beneficial owns, in the aggregate, 448,400 shares of Class A Common Stock consisting of: (i) 35,000 shares owned by the Reporting Person and his wife as tenants in common, and (ii) 413,400 shares as to which the Reporting Person has the right to acquire through the exercise of stock options available as of December 31, 2001 or within 60 days thereafter, which constitute approximately 8.3% of the shares of Class A Common Stock outstanding as of December 31, 2001 (as determined in accordance with Rule 13d-3(d) of the Act).

     (b) Except as described in subsection (a)(i) hereof, the Reporting Person possesses sole voting and sole dispositive power over the shares of Class A Common Stock owned by him.

     (c) Inapplicable.

     (d) Except as described in subsection (a)(i) hereof, the Reporting Person has the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock owned by him.

     (e) Inapplicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2002                           /s/ Anthony F. Bova
                                           -------------------------------------
                                           Signature


                                           Anthony F. Bova
                                           -------------------------------------
                                           Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).